Filed Pursuant to Rule 433
Registration No. 333-253385
January 27, 2023
FREE WRITING PROSPECTUS
(To Prospectus dated February 23, 2021,
Prospectus Supplement dated February 23, 2021 and
Equity Index Underlying Supplement dated February 23, 2021)

HSBC USA Inc.

Autocallable Yield Notes



Linked to the Least Performing of the S&P 500® Index and the Russell 2000® Index (the "Reference Asset")

► Quarterly Coupon payments at a rate of at least 2.60% (equivalent to at least 10.40% per annum) (to be determined on the Trade Date), payable on each Coupon Payment Date.

► Callable quarterly at the principal amount plus the applicable Coupon on any Call Observation Date on or after February 12, 2024 if the Official Closing Level of each Underlying is at or above its Call Threshold

► A Trigger Event will occur if the Official Closing Level of any Underlying is less than 75.00% of its Initial Level on any scheduled Trading Day during the Observation Period

► If the Notes are not called, a Trigger Event does occur, and the Least Performing Underlying declines below its Initial Level, there is full exposure to declines in the Least Performing Underlying, and you will lose all or a portion of your principal amount.

► A 1 year and 3 months maturity, if not called term if not called

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00		
Total			

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



Indicative Terms[1]

Principal Amount	$1,000 per Note
Term	A 1 year and 3 months maturity, if not called
Reference Asset	The S&P 500® Index (Ticker: SPX) and the Russell 2000® Index (Ticker: RTY) (each, an "Underlying" and together the "Underlyings").
Call Feature	The Notes will be automatically called if the Official Closing Level of each Underlying is at or above its Call Threshold on any Call Observation Date on or after February 12, 2024[2]. In that case, you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the Coupon payable on the corresponding Call Payment Date[2].
Call Threshold	With respect to each Underlying, 100.00% the Initial Value of such Underlying
Trigger Event	A Trigger Event occurs if the Official Closing Level of any Underlying is less than its Barrier Level on any scheduled trading day during the Observation Period.[2]
Observation Period:	With respect to a Trigger Event, the period from but excluding the Pricing Date to and including the Final Valuation Date[3], subject to adjustment as described under "Additional Terms of the Notes—Observation Periods—For Notes where the Reference Asset is a basket of Indices" in the accompanying Equity Index Underlying Supplement.
Coupon Rate	At least 2.60% per quarter period (equivalent to at least 10.40% per annum (to be determined on the Trade Date)).
Barrier Value	With respect to each Underlying 75.00% of its Initial Value
Payment at Maturity per Note	■ **If a Trigger Event does not occur : $1,000 + final Coupon;** ■ **If a Trigger Event does occur and:** **(i)** **The Reference Return of the Least Performing Underlying is greater than or equal to 0.00%:** $1,000 + final Coupon; or **(ii)** **The Reference Return of the Least Performing Underlying is less than 0.00%:** $1,000 + final Coupon + ($1,000 × Reference Return of the Least Performing Underlying). If the Notes are not called and a Trigger Event occurs, and the Final Value of the Least Performing Underlying is less than its Initial Value, you may lose up to 100% of the Principal Amount. Even with any Coupons, your return on the Notes may be negative in these cases.
Reference Return	With respect to each Underlying, $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Least Performing Underlying	The Underlying with the lowest Reference Return.
Trade Date	February 10, 2023
Pricing Date	February 10, 2023
Original Issue Date	February 15, 2023
Final Valuation Date[3]	May 10, 2024
Maturity Date	May 15, 2024
CUSIP / ISIN	40441XG38 / US40441XG387

[1] As more fully described starting on page FWP-4.
[2] See page FWP-5 for Observation Dates, Coupon Payment Dates and Call Payment Dates.
[3] Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement

The Notes

The Notes may be suitable for investors who believe that the value of the Underlyings will not decrease significantly over the term of the Notes and who seek a fixed quarterly coupon payments as long as the Notes are not called.

If the Official Closing Level of each Underlying is at or above its Call Threshold on any Call Observation Date beginning on February 12, 2024, your Notes will be called and you will receive a payment equal to 100% of the Principal Amount, together with the applicable Coupon on the corresponding Call Payment Date.

If the Notes are not called and a Trigger Event does not occur, you will receive a Payment at Maturity equal to 100% of the Principal Amount plus the final Coupon.

If the Notes are not called and a Trigger Event occurs during the Observation Period, you will receive the Principal Amount and the final Coupon if the Reference Return of the Least Performing Underlying is positive or zero. However, if the Final Value of the Least Performing Underlying is less than its Initial Value, you will lose 1% of your principal for every 1% decline of that Least Performing Underlying from its Initial Value. In that case, you will lose up to 100% of the Principal Amount at maturity. Even with any Coupons paid prior to or at maturity, your return on the Notes may be negative.



Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been called whether a Trigger Event occurs, and whether the Final Value of the Least Performing Underlying is greater than or equal to its Initial Value. If your Notes are not called, you will lose some or all of your Principal Amount at maturity if a Trigger Event has occurred and the Final Value of the Least Performing Underlying is less than its Initial Value. Even with the Coupons you received prior to maturity, your return on the Notes may be negative.



Information about the Underlyings

The S&P 500® Index ("SPX") is a market capitalization-weighted index intended to provide a performance benchmark for the large-cap U.S. equity markets. The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy.



The Russell 2000® Index ("RTY") is designed to track the performance of the small capitalization segment of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization.



The graphs above illustrate the daily performance of each Underlying from January 28, 2013 through January 26, 2023. The closing values in the graphs above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results.

For further information on each Underlying, please see "Description of the Reference Asset" beginning on page FWP-15 of this document. We have derived all disclosure regarding each Underlying from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about each Underlying.

HSBC USA Inc.

Autocallable Yield Notes

This document relates to a single offering of Autocallable Yield Notes. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The S&P 500® Index (Ticker: SPX) and the Russell 2000® Index (Ticker: RTY) (each, an "Underlying" and together the "Underlyings").
Trade Date:	February 10, 2023
Pricing Date:	February 10, 2023
Original Issue Date:	February 15, 2023
Final Valuation Date:	May 10, 2024, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be May 15, 2024. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Call Feature:	If the Official Closing Level of each Underlying is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Coupon on the corresponding Call Payment Date.
Call Threshold:	With respect to each Underlying, 100.00% the Initial Value of such Underlying
Trigger Event:	A Trigger Event occurs if the Official Closing Level of any Underlying is less than its Barrier Level on any scheduled trading day during the Observation Period.
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount, we will pay you the Final Settlement Value.

Final Settlement Value:	■ **If a Trigger Event does not occur:** $1,000 + final Coupon;
	
	■ **If a Trigger Event does occur and:**
	
	    (i) The Reference Return of the Least Performing Underlying is greater than or equal to 0.00%:
	
	    $1,000 + final Coupon; or
	
	    (ii) The Reference Return of the Least Performing Underlying is less than 0.00%:
	
	    $1,000 + final Coupon + ($1,000 × Reference Return of the Least Performing Underlying).
	
	If the Notes are not called and a Trigger Event occurs, and the Final Value of the Least Performing Underlying is less than its Initial Value, you may lose up to 100% of the Principal Amount. Even with any Coupons, your return on the Notes may be negative in this case.

Least Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Call Observation Dates Call Payment Dates and Coupon Payment Dates:	Call Observation Dates	Call Payment Dates	Coupon Payment Dates
			May 15, 2023
			August 15, 2023
			November 15, 2023
	February 12, 2024	February 15, 2024	February 15, 2024
	May 10, 2024 (the Final Valuation Date)	May 15, 2024 (the Maturity Date)	May 15, 2024 (the Maturity Date)

Each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.

Coupon: At least $26.00 per quarter period (to be determined on the Trade Date) per $1,000 Principal Amount on the applicable Coupon Payment Date.

Coupon Rate: At least 2.60% per quarter period (equivalent to at least 10.40% per annum (to be determined on the Trade Date)).

Initial Value: With respect to each Underlying, its Official Closing Level on the Pricing Date.

Final Value: With respect to each Underlying, its Official Closing Level on the Final Valuation Date.

Barrier Value: With respect to each Underlying 75.00% of its Initial Value

CUSIP / ISIN: 40441XG38 / US40441XG387

Form of Notes: Book-Entry

Listing: The Notes will not be listed on any securities exchange or quotation system.

Estimated Initial Value: The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any security included in any Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 23, 2021, the prospectus supplement dated February 23, 2021, and the Equity Index Underlying Supplement dated February 23, 2021. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www. sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026625/tm217170d5_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

If the Official Closing Level of each Underlying is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Coupon on the corresponding Call Payment Date.

Coupon

Unless the Notes are called, we will pay a monthly Coupon payment on each Coupon Payment Date. For information regarding the record dates applicable to the Coupons payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-17 in the accompanying prospectus supplement. The Coupon Rate will be at least 10.40% per annum (or at least $26.00 per quarter period per $1,000 Principal Amount per month, if payable) (to be determined on the Trade Date).

Observation Period

The period from but excluding the Trade Date to and including the Final Valuation Date, subject to adjustment as described under "Additional Terms of the Notes—Observation Periods" in the accompanying Equity Index Underlying Supplement.

Trigger Event

A Trigger Event occurs if the Official Closing Level of any Underlying is less than its Barrier Level on any scheduled trading day during the Observation Period.

Payment at Maturity

Unless the Notes are called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value determined as follows:

■ **If a Trigger Event does not occur:** $1,000 + final Coupon

■ **If a Trigger Event does occur and:**

    (i)   The Reference Return of the Least Performing Underlying is greater than or equal to 0.00%:

    $1,000 + final Coupon; or

(ii) The Reference Return of the Least Performing Underlying is less than 0.00%:

$1,000 + final Coupon + ($1,000 × Reference Return of the Least Performing Underlying)

If the Notes are not automatically called and a Trigger Event occurs, and the Final Value of the Least Performing Underlying is less than its Initial Value, you may lose up to 100% of the Principal Amount. Even with the Coupons, your return on the Notes may be negative in these cases.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsors

The reference sponsor of the SPX is S&P Dow Jones Indices LLC. The reference sponsor of the RTY is FTSE Russell.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe that the Final Value of the Least Performing Underlying will be at or above its Initial Value.

▶ You seek a fixed monthly Coupon, that will be paid at the Coupon Rate of at least 10.40% per annum (to be determined on the Trade Date), to be paid on each Coupon Payment Date, unless the Notes are called.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is limited to the Coupons payable on the Notes.

▶ You do not seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▶ You are willing to make an investment that is exposed to the potential downside performance of the Underlyings on a 1-to-1 basis if a Trigger Event occurs and the Final Value of the Least Performing Underlying is less than its Initial Value.

▶ You are willing to lose up to 100% of the Principal Amount.

▶ You are willing to hold the Notes which will be automatically called on any Call Observation Date on which the Official Closing Level of each Underlying is at or above its Call Threshold, or you are otherwise willing to hold the Notes to maturity.

▶ You are willing to forgo the dividends or other distributions paid on the constituents included in the Underlyings.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Final Value of the Least Performing Underlying will be below its Initial Value.

▶ You believe that the Coupon will not provide you with your desired return.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to the Coupons payable on the Notes.

▶ You seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▶ You are unwilling to make an investment that is exposed to the potential downside performance of the Underlyings on a 1-to-1 basis if a Trigger Event occurs and the Final Value of the Least Performing Underlying is less than its Initial Value.

▶ You seek an investment that provides full return of principal at maturity.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Level of each Underlying is at or above its Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You prefer to receive the dividends or other distributions paid on the constituents included in the Underlyings.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "—General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not called, a Trigger Event occurs and the Final Value of the Least Performing Underlying is less than its Initial Value. In such a case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount and you will lose 1% for each 1% that the Reference Return of the Least Performing Underlying is less than 0.00%. You may lose up to 100% of your investment at maturity. Even with the Coupons received prior to or at maturity, your return on the Notes may be negative in this case.

Because the Notes are linked to the performance of the Least Performing Underlying, you are exposed to greater risks of sustaining a significant loss on your investment than if the Notes were linked to just one Underlying.

The risk that will suffer a significant loss on your investment is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of just one Underlying. With multiple Underlyings, it is more likely that one of the Underlyings will close below its respective Barrier Value on the Final Valuation Date, than if the Notes were linked to only one Underlying. Therefore, it is more likely that you will suffer a significant loss on your investment. In addition, because each Underlying must close above its Call Threshold on a Call Observation Date in order for the Notes to be called, the Notes are less likely to be called than if the Notes were linked to just one Underlying.

Your return on the Notes is limited to the Principal Amount plus the Coupons, regardless of any appreciation in the value of any Underlying.

For each $1,000 Principal Amount, you will receive $1,000 at maturity plus the final Coupon, regardless of any appreciation in the value of any Underlying, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the constituents included in the Underlyings during the term of the Notes.

The Notes may be called prior to the Maturity Date.

If the Notes are called early, the holding period over which you may receive coupon payments could be as little as approximately 12 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

If the Notes are not called, your return will be based on the Reference Return of the Least Performing Underlying.

If the Notes are not called, your return will be based on the Reference Return of the Least Performing Underlying without regard to the performance of any other Underlying. As a result, you could lose all or some of your initial investment if the Final Value of the Least Performing Underlying is less than its Barrier Value, even if there is an increase in the value of any other Underlying. This could be the case even if any other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

Higher Coupon Rates or lower Barrier Values are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the value of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the value of that Underlying could close below its Barrier Value on the Final Valuation Date, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Value or a higher Coupon Rate) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Barrier Value may not necessarily indicate that the Notes have a greater

likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The value of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Least Performing Underlying and the potential to lose some or all of your principal at maturity.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either of the Underlyings would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

Risks Relating to the Reference Asset

Changes that affect an Underlying may affect the value of an Underlying and the market value of the Notes and the amount you will receive on the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of an Underlying concerning additions, deletions and substitutions of the stocks included in an Underlying, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of an Underlying. The policies of the reference sponsor with respect to the calculation of an Underlying could also affect the value of an Underlying. The reference sponsor may discontinue or suspend calculation or dissemination of an Underlying. Any such actions could affect the value of an Underlying and the value of and the return on the Notes.

Small-capitalization risk.

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of

the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

You will not have any ownership interest in the stocks included in an Underlying.

As a holder of the Notes, you will not have any ownership interest in the stocks included in an Underlying, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on those stocks, the Notes may underperform an investment in the stocks included in an Underlying.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying relative to its Initial Value. We cannot predict the Official Closing Level of an Underlying on any trading date during Observation Period, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on the Notes.

The table and examples below illustrate how the Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of any Underlying. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The numbers appearing in the following table and examples may have been rounded for ease of analysis and assume the hypothetical Coupon Rate of 10.40% per annum, payable monthly (2.60% for each month in which it is payable).

▸ Principal Amount: $1,000
▸ Hypothetical Initial Value of each Underlying: 1,000.00
▸ Hypothetical Call Threshold: 1,000.00, (100.00% of its Initial Value)
▸ Hypothetical Barrier Value of each Underlying: 750.00 (75.00% of its Initial Value)
▸ Hypothetical Coupon Rate: 10.40% per quarter, payable quarterly (2.60% for each quarter in which it is payable). The actual Contingent Coupon Rate will be at least 10.40% per quarter and will be determined on the Trade Date.

*The hypothetical Initial Value of 1,000.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of any Underlying. The actual Initial Value of each Underlying will be determined on the Pricing Date and set forth in the final pricing supplement to which this free writing prospectus relates

	Notes Are Called on a Call Observation Date	Notes Are Not Called on Any Call Observation Date Prior to the Final Valuation Date		
		A Trigger Event Does Not Occur	A Trigger Event Occurs	
	Example 1	Example 2	Example 3	Example 4
Hypothetical Initial Value of each Underlying	1,000.00	1,000.00	1,000.00	1,000.00
Hypothetical Call Threshold of each Underlying (100.00% of the Initial Value)	1,000.00	1,000.00	1,000.00	1,000.00
Hypothetical Barrier Value of each Underlying (75.00% of the Initial Value)	750.00	750.00	750.00	750.00
Coupon Payment Dates	Official Closing Level of the Least Performing Underlying on the Call Observation Date corresponding to the applicable Call Payment Date Coupons on the applicable Coupon Payment Dates			
1st Coupon Payment Date to 3rd Coupon Payment Date	Official Closing Level: N/A Coupons: 3 x $26.00 = $78.00	Official Closing Level: N/A Coupons: 3 x $26.00 = $78.00	Official Closing Level: N/A Coupons: 3 x $26.00 = $78.00	Official Closing Level: N/A Coupons: 3 x $26.00 = $78.00
4th Coupon Payment Date (1st Call Payment Date)	Official Closing Level: 1,050.00 Coupon: $26.00	Official Closing Level: 802.50 Coupon: $26.00	Official Closing Level: 787.50 Coupon: $26.00	Official Closing Level: 675.00 Coupon: $26.00
5th Coupon Payment Date to 4th Coupon Payment Date (including 2nd Call Payment Date)	N/A	Official Closing Level: below the Call Threshold Coupons: 0 x $26.00 = $0.00	Official Closing Level: below the Call Threshold Coupons: 0 x $26.00 = $0.00	Official Closing Level: below the Call Threshold Coupons: 0 x $26.00 = $0.00
Final Coupon Payment Date (the Maturity Date)	N/A	Official Closing Level: 772.50 Coupon: $26.00	Official Closing Level: 1,100.00 Coupon: $26.00	Official Closing Level: 525.00 Coupon: $26.00

Total Coupons Prior to Maturity or Calll	$78	$104.00	$104.00	$104.00
Payment if Notes are Called Prior to the Final Valuation Date	$1,026.00	N/A	N/A	N/A
Payment at Maturity	N/A	$1,000 + $26.00 = $1,026.00	$1,000 + $26.00 = $1,026.00	$1,000 + $26.00+ ($1,000 x -47.50%) = $551.00
Total payments on the Notes	$1,104.00	$1,130.00	$1,130.00	$655.00
Return of the Notes	10.40%	13.00%	13.00%	-34.50%

Example 1—The Official Closing Level of each Underlying on the first Call Observation Date is greater than or equal to its Call Threshold.

Underlying		Initial Value		Official Closing Level
SPX		1,000.00		1,250.00 (125.00% of Initial Value)
RTY		1,000.00		1,050.00 (105.00% of Initial Value)

Payment Upon a Call:	**$1,026.00**

Because the Official Closing Level of each Underlying on the first Call Observation Date is at or above its Call Threshold, the Notes will be called and you will receive $1,026.00 per Note, reflecting the Principal Amount plus the Contingent Coupon. When added to the aggregate Coupon payments of $78.00 received prior to the first Call Observation Date, we will have paid you a total of $1,104.00 per Note, resulting in a 10.40% return on the Notes. No extra payment will be made on account of each Underlying closing above its respective Initial Value.

Example 2— The Notes are not called, a Trigger Event does <u>not</u> occur, and the Final Value of the Least Performing Underlying is below its Initial Value.

Underlying		Initial Value		Final Value
SPX		1,000.00		1,150.00 (115.00% of Initial Value)
RTY		1,000.00		772.50 (77.25% of Initial Value)

The RTY is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-22.75%
Payment at Maturity:	**$1,026.00**

Because a Trigger Event does not occur, you will receive $1,026.00 per Note, reflecting the Principal Amount plus the final Coupon, even though the Final Value of the Least Performing Underlying is below its Initial Value.

When added to the aggregate Coupon payments of $104.00 received prior to maturity, we will have paid you a total of $1,130.00 per Note, resulting in a 13.00% return on the Notes.

Example 3— The Notes are not called, a Trigger Event does occur and the Final Value of the Least Performing Underlying is above its Initial Value.

Underlying		Initial Value		Final Value
SPX		1,000.00		1,150.00 (115.00% of Initial Value)
RTY		1,000.00		1,100.00 (110.00% of Initial Value)

The RTY is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	110.00%
Payment at Maturity:	**$1,026.00**

Even though a Trigger Event occurs, because the Final Value of the Least Performing Underlying is equal to or greater than its Initial Value, you will receive $1,026.00 per $1,000 in Principal Amount, reflecting the Principal Amount plus the final Coupon.

When added to the aggregate Coupon payments of $104.00 received prior to maturity, we will have paid you a total of $1,130.00 per Note, resulting in a 13.00% return on the Notes.

Example 4—The Notes are not called, a Trigger Event does occur, and the Final Value of the Least Performing Underlying is below its Initial Value.

Underlying		Initial Value		Final Value
SPX		1,000.00		1,100.00 (110.00% of Initial Value)
RTY		1,000.00		525.00 (52.50% of Initial Value)

The RTY is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-47.50%
Payment at Maturity:	**$551.00**

Because a Trigger Event occurs and the Final Value of the Least Performing Underlying is less than its Initial Value, you will receive $551.00 per $1,000 Principal Amount, calculated as follows:

Final Settlement Value = $1,000 + $26.00 + ($1,000 x -47.50%) = $551.00

When added to the Coupon payments of $104.00 received prior to maturity, we will pay you a total of $655.00, resulting in a -34.50% return on the Notes.

If the Notes are not called, a Trigger Event occurs, and the Final Value of the Least Performing Underlying is less than its Initial Value, you will be exposed to any decrease in the level of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

DESCRIPTION OF THE REFERENCE ASSET

Description of the SPX

The S&P 500® Index ("SPX") is a market capitalization-weighted index intended to provide a performance benchmark for the large-cap U.S. equity markets. The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-55 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing values from January 28, 2013 through January 26, 2023. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on any trading date during the Observation Period, including the Final Valuation Date.

Description of the RTY

The Russell 2000® Index ("RTY") is designed to track the performance of the small capitalization segment of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-45 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing values from January 28, 2013 through January 26, 2023. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on any trading date during the Observation Period, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of any Underlying, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to any Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to

an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this document relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying referral fees of up to 0.75% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. Neither HSBC USA Inc. nor any of its affiliates will pay an underwriting discount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the accompanying prospectus supplement under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described herein.

We will not attempt to ascertain whether any of the entities whose stock is included in an Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in an Underlying and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in any Underlying is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). For purposes of dividing the annual coupon rate of at least 10.40% (to be determined on the Trade Date) on the Notes among interest on the Deposit and Put Premium, [ ]% constitutes interest on the Deposit and [ ]% constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Coupons is uncertain, the entire amount of the Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS
Free Writing Prospectus

Equity Index Underlying Supplement

Prospectus Supplement

Prospectus

HSBC USA Inc.

$[   ]
Autocallable Yield Notes Linked to the Least Performing of the S&P 500® Index and the Russell 2000® Index

January 27, 2023

Free Writing Prospectus